Exhibit 99.1

ODDITY TECH REPORTS RECORD FULL YEAR 2025 RESULTS

•	Fourth quarter net revenue of $153 million, up 24% year-over-year

•	Fourth quarter adjusted EBITDA of $13 million

•	Fourth quarter net income of $6 million and fourth quarter adjusted net income of $12 million

•	Full year net revenue of $810 million, up 25% year-over-year

•	Full year adjusted EBITDA of $163 million

•	Full year net operating cash flow of $88 million and free cash flow of $84 million

NEW YORK, February 25, 2026 -- ODDITY Tech Ltd. (NASDAQ: ODD) today announced its financial results for the fourth quarter and full year ended December 31, 2025.

“ODDITY delivered strong fourth quarter results to cap off a record breaking 2025, once again exceeding our guidance across revenue, profit, and earnings per share like we did in the past 11 consecutive quarters since going public,” said Oran Holtzman, ODDITY co-founder and CEO. “The strength of our business, reflected in strong sales from repeat customers, allowed us to deliver excellent financial results, with double digit revenue growth from both IL MAKIAGE and SpoiledChild. We also continued to invest in our future growth drivers, including a successful launch of our 3rd brand METHODIQ during the fourth quarter with strong early signs.”

“However, we experienced a dislocation in our account with our largest advertising partner that we believe was driven by algorithm changes which diverted us to lower quality auctions at abnormally high costs. This is resulting in significant increases in new user acquisition costs that are not correlated with the market or our historical experience. We believe we recently identified the root cause of the problem and have already implemented significant actions that we hope will drive meaningful progress in Q2 and return our acquisition costs to normal levels in Q3 or Q4,” Holtzman continued. “Despite this headwind, there is no change to strategy or long-term growth focus. The underlying metrics of our business, including net revenue repeat rates as a key indicator of customer demand, remain very strong.”

ODDITY achieved key objectives during the fourth quarter, which include:

•	Exceeding financial guidance across all metrics for the fourth quarter ended December 31, 2025.

•	A successful launch of METHODIQ.

•	Ongoing development and expansion of the ODDITY LABS molecule discovery platform.

•	A strong cash position on our balance sheet, including cash, cash equivalents and investments of $776 million. In January of 2026 we amended our credit agreements to secure credit facilities for a total of $350 million.

“We are pleased with our financial results for the fourth quarter, which beat our guidance on revenue, gross margin, adjusted EBITDA, and adjusted diluted EPS,” said Lindsay Drucker Mann, ODDITY Global CFO. “Given the dislocation we are experiencing in acquisition costs, we expect first quarter 2026 revenue to decline approximately 30% year-over-year, but we hope to see material improvement in the second half of 2026. We plan to issue our financial outlook for FY 2026 in the next few months when we have more visibility.”

Share Buyback Program

ODDITY believes repurchasing its stock is attractive at recent share prices and intends to opportunistically return cash to shareholders through share buybacks. $103 million remains on its previously announced $150 million repurchase authorization, which expires June 30, 2027.

Fourth Quarter Fiscal 2025 Financial Highlights1:

Results for the fourth quarter ended December 31, 2025 are presented below in comparison to the same period in the prior year:

•	Net revenue was $153 million compared to $124 million in the fourth quarter of 2024, representing a 24% year-over-year increase.

•	Gross profit was $108 million compared to $90 million in the fourth quarter of 2024, representing a 20% year-over-year increase. Gross margin was 70.5%, decreasing by 220 bps compared to gross margin of 72.7% in the fourth quarter of 2024.

•	Net income was $6 million compared to $5 million in the fourth quarter of 2024. Net income margin was 3.9% compared to 4.3% in the fourth quarter of 2024.

•	Adjusted net income was $12 million compared to $12 million in the fourth quarter of 2024, representing a 3.6% year-over-year increase. Adjusted net income margin was 8.1% compared to 9.7% in the fourth quarter of 2024.

•	Adjusted EBITDA was $13 million compared to $15 million in the fourth quarter of 2024, representing a 17% year-over-year decrease. Adjusted EBITDA margin was 8.2%, decreasing by 410 bps compared to adjusted EBITDA margin of 12.3% in the fourth quarter of 2024.

•	Diluted EPS were $0.10 for the fourth quarter of 2025 compared to $0.09 in the fourth quarter of 2024. Adjusted diluted EPS were $0.20 for the fourth quarter of 2025 compared to $0.20 in the fourth quarter of 2024.

•	Cash and cash equivalents, restricted cash, short-term deposits and marketable securities were $776 million.

The table below sets forth our actual results for the three months ended December 31, 2025 and the low and high end of our guidance range regarding our results for the fourth quarter of 2025 as issued on November 19, 2025.

	Three months ended December 31, 2025
	Actual Results	Guidance Low End	Guidance High End
Net Revenue	$153 million	$149 million	$152 million
Gross Margin	70.5%	69.0%	69.0%
Adjusted EBITDA	$13 million	$10 million	$12 million
Adjusted Diluted EPS	$0.20	$0.11	$0.13

Full Year Fiscal 2025 Financial Highlights1:

The table below sets forth our actual results for the year ended December 31, 2025 and the low and high end of our guidance range regarding our results for 2025 as issued on November 19, 2025.

	Year ended December 31, 2025
	Actual Results	Guidance Low End	Guidance High End
Net Revenue	$810 million	$806 million	$809 million
Gross Margin	72.7%	72.5%	72.5%
Adjusted EBITDA	$163 million	$161 million	$163 million
Adjusted Diluted EPS	$2.21	$2.10	$2.12

1 Financial results have been rounded to the nearest million, unless indicated otherwise.

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin, Adjusted diluted EPS and free cash flow are non-GAAP financial measures. Please see the sections titled “Non-GAAP Financial Measures” and “Reconciliations of GAAP to Non-GAAP Measures” below for more information regarding ODDITY’s use of non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures. ODDITY has not provided a quantitative reconciliation of its Adjusted EBITDA and Adjusted diluted EPS outlook to the corresponding net income and diluted EPS GAAP measures, because the quantification of certain items included in the calculation of GAAP net income and GAAP diluted EPS cannot be calculated or predicted at this time without unreasonable efforts. ODDITY is unable to address the probable significance of the unavailable reconciling items, which could have a potentially unpredictable, and potentially significant, impact on its future GAAP financial results.

The financial outlook figures presented above are forward-looking statements that are subject to a variety of assumptions and estimates. Actual results may differ materially from ODDITY’s financial outlook as a result of, among other things, the factors described under “Forward-Looking Statements” below.

Conference Call Details:

A conference call to discuss ODDITY’s Q4 2025 and full year financial and business results and outlook is scheduled for today, February 25, 2026, at 8:30 a.m. ET. To participate, please dial 1-877-407-9208 (US) or 1-201-493-6784 (international). To access the call, please reference the company name and call title: ODDITY Fourth Quarter and Full Year 2025 Earnings Call. A webcast of the call will be accessible on the Investors section of ODDITY’s website at https://investors.oddity.com. A recording will be available shortly after the conclusion of the call. To access the replay, please dial 1-844-512-2921 (US) or 1-412-317-6671 (international). The access code for the replay is 13758683. An archive of the webcast will be available on the Investors section of ODDITY’s website for seven days following the call.

Non-GAAP Financial Measures:

In addition to the GAAP financial measures set forth in this press release, ODDITY has included the following non-GAAP financial measures: Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin, Adjusted diluted EPS and free cash flow. ODDITY believes these non-GAAP financial measures provide useful supplemental information to management and investors to help evaluate ODDITY’s business, measure its performance, identify trends, prepare financial projections and make business decisions.

ODDITY defines “Adjusted EBITDA” as net income before financial income, net, taxes on income, and depreciation and amortization as further adjusted to exclude share-based compensation expense and non-recurring items. “Adjusted EBITDA margin” is defined as Adjusted EBITDA divided by net revenue. ODDITY believes Adjusted EBITDA and Adjusted EBITDA margin are useful for financial and operational decision-making and as a means to evaluate period-to-period comparisons. By excluding certain items that may not be indicative of its recurring core operating results, ODDITY believes that Adjusted EBITDA and Adjusted EBITDA margin provide meaningful supplemental information regarding its performance. In addition, Adjusted EBITDA and Adjusted EBITDA margin are widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired.

ODDITY defines “Adjusted net income” as net income adjusted for the impact of share-based compensation, non-recurring items, one-time tax gains/losses and the tax effect of non-GAAP adjustments and “Adjusted net income margin” as Adjusted net income divided by net revenue. In addition, ODDITY defines “Adjusted diluted earnings per share” as Adjusted net income divided by diluted shares outstanding. ODDITY believes the presentations of Adjusted net income, Adjusted net income margin, and Adjusted diluted earnings per share are useful because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, ODDITY believes these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

ODDITY defines “free cash flow” as net cash provided by operating activities less purchase of property and equipment.

ODDITY’s non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, its financial results prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures are included with the financial tables at the end of this release under the heading “Reconciliations of GAAP to Non-GAAP Measures.”

Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “hope,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “project,” “shall,” “should,” “target,” “will,” “seek,” or similar words. The absence of these words does not mean that a statement is not forward-looking. These forward-looking statements address various matters, including ODDITY’s business strategy, market opportunity, ability to deliver superior products and experiences, ability to remedy the dislocation in our customer acquisition costs, potential long-term success and ODDITY’s outlook for the first quarter of 2026 and the full year ending December 31, 2026. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to maintain the value of our brands; our ability to anticipate and respond to market trends and changes in consumer preferences; our ability to cost-effectively attract new customers (including by responding effectively to changes to algorithm-based bidding systems on key advertising platforms), retain existing customers and maintain or increase sales to those customers; our ability to maintain a strong base of engaged customers and content creators; the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products; our ability to accurately forecast customer demand, manage our inventory, and plan for future expenses; our future rate of growth; competition; the fluctuating cost of raw materials; the illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products; changes in, or disruptions to, our shipping arrangements; our ability to manage our growth effectively; a general economic downturn or sudden disruption in business conditions; our ability to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products; foreign currency fluctuations; product returns; our ability to execute on our business strategy; our ability to maintain a high level of customer satisfaction; our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to regulation of the internet and e-commerce, evolving AI-technology related laws, tax laws, the anti-corruption, trade compliance, anti-money laundering, and terror finance and economic sanctions laws and regulations, consumer protection laws, and data privacy and security laws; failure of our products to comply with quality standards and risks related to product liability claims; trade restrictions; existing and potential tariffs; any data breach or other security incident of our information technology systems, or those of our third-party service providers or cyberattacks; risks related to online transactions and payment methods; any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights; conditions in Israel and the Middle East generally, including as a result of geopolitical conflict; the concentration of our voting power as a result of our dual class structure; our status as a foreign private issuer; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2025, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements.

About ODDITY:

ODDITY is a consumer tech company that builds and scales digital-first brands to disrupt the offline-dominated beauty and wellness industries. The company serves approximately 68 million users with its AI-driven online platform, deploying data science to identify consumer needs, and developing solutions in the form of beauty and wellness products. ODDITY owns IL MAKIAGE, SpoiledChild and METHODIQ. The company operates with business headquarters in New York City, an R&D center in Tel Aviv, Israel, and a biotechnology lab in Boston.

Contacts:

Press:

press@oddity.com

Investor:

investors@oddity.com

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollar in thousands (except per share data)

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)	(Audited)
Net revenue	$152,726	$123,640	$809,844	$647,040
Cost of revenue	45,106	33,753	221,138	178,718
Gross profit	107,620	89,887	588,706	468,322
Selling, general and administrative	105,969	85,844	469,936	352,722
Operating income	1,651	4,043	118,770	115,600
Financial income, net	(5,595)	(2,629)	(16,935)	(12,306)
Income before taxes on income	7,246	6,672	135,705	127,906
Taxes on income	1,362	1,374	24,960	26,415
Net income	$5,884	$5,298	$110,745	$101,491
Weighted-average number of shares – basic	57,490	56,453	56,918	57,352
Weighted-average number of shares – diluted	61,219	60,679	61,639	61,773
Basic earnings per share	$0.10	$0.10	$1.95	$1.77
Diluted earnings per share	$0.10	$0.09	$1.80	$1.64

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	December 31,	December 31,
	2025	2024
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$402,209	$50,340
Short-term deposits	-	48,000
Marketable securities	11,170	1,880
Trade receivables	16,902	9,188
Inventories	135,181	99,810
Prepaid expenses and other current assets	36,336	14,151
Total current assets	601,798	223,369

LONG-TERM ASSETS:
Marketable securities	362,571	68,831
Property, plant and equipment, net	10,864	9,817
Deferred tax asset, net	27,693	8,786
Intangible assets, net	43,582	36,458
Goodwill	64,904	64,904
Operating lease right-of-use assets	22,311	23,567
Other assets	4,069	3,150
Total long-term assets	535,994	215,513
Total assets	$1,137,792	$438,882

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	December 31,	December 31,
	2025	2024
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$75,957	$79,130
Other accounts payable and accrued expenses	32,869	38,566
Operating lease liabilities, current	6,002	7,106
Total current liabilities	114,828	124,802

LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	17,463	15,604
Exchangeable Note	584,368	-
Other long-term liabilities	24,638	16,172
Total liabilities	741,297	156,578

SHAREHOLDERS' EQUITY:
Class A Ordinary shares	15	14
Class B Ordinary shares	3	3
Additional paid-in capital	77,570	76,912
Accumulated other comprehensive income	4,892	2,106
Retained earnings	314,015	203,269
Total shareholders' equity	396,495	282,304
Total liabilities and shareholders' equity	$1,137,792	$438,882

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollar in thousands

	Year ended December 31,
	2025	2024
	(Unaudited)	(Audited)
Cash flows from operating activities:
Net income	$110,745	$101,491
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,687	9,827
Share-based compensation	33,891	25,022
Deferred income taxes	(4,265)	(4,350)
(Increase) decrease in trade receivables	(7,715)	728
Increase in prepaid expenses and other receivables	(18,169)	(1,857)
Increase in inventories	(35,370)	(15,704)
(Decrease) increase in trade payables	(3,173)	23,248
(Decrease) Increase in other accounts payable and accrued expenses and other long-term liabilities	(1,688)	2
Change in operating lease right-of-use assets	7,938	6,300
Change in operating lease liability	(5,776)	(5,712)
Other	476	(1,231)
Net cash provided by operating activities	$87,581	$137,764

Cash flows from investing activities:
Purchase of property, plant and equipment	(3,936)	(3,270)
Capitalization of software development costs	(11,459)	(4,733)
Investment in marketable securities, net	(298,912)	(18,494)
Maturities of short-term deposits	48,000	30,000
Other investing activities	(941)	(2,151)
Net cash (used in) provided by investing activities	(267,248)	1,352

Cash flows from financing activities:
Proceeds from issuance of exchangeable notes, net of issuance costs	582,456	-
Purchase of capped calls	(63,350)	-
Proceeds from exercise of options	12,242	19,009
Repurchase of Class A Ordinary shares	-	(147,283)
Other financing activities	-	975
Net cash provided by (used in) financing activities	531,348	(127,299)

Effect of exchange rate fluctuations on cash and cash equivalents	251	(236)

Net increase in cash, cash equivalents and restricted cash	351,932	11,581
Cash, cash equivalents and restricted cash at the beginning of the period	50,347	38,766

Cash, cash equivalents and restricted cash at the end of the period	$402,279	$50,347

ODDITY TECH LTD.

Reconciliation of GAAP to Non-GAAP Measures

U.S. dollar in thousands (except per share data)

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Reconciliation of Net Income and Adjusted EBITDA
Net Income	$5,884	$5,298	$110,745	$101,491
Financial income, net	(5,595)	(2,629)	(16,935)	(12,306)
Taxes on Income	1,362	1,374	24,960	26,415
Depreciation and amortization	2,706	2,663	10,687	9,827
Share-based compensation	8,157	8,460	33,891	25,022
Adjusted EBITDA	$12,514	$15,166	$163,348	$150,449

Reconciliation of Net Income and Adjusted Net Income
Net Income	$5,884	$5,298	$110,745	$101,491
Share-based compensation	8,157	8,460	33,891	25,022
Tax adjustments[1]	(1,603)	(1,747)	(8,341)	(5,168)
Adjusted Net Income	$12,438	$12,011	$136,295	$121,345

Diluted earnings per share	$0.10	$0.09	$1.80	$1.64
Adjusted diluted earnings per share	$0.20	$0.20	$2.21	$1.96

(1) Represents the tax impact of (a) the reconciling items above and (b) other discrete tax items.

Reconciliation of net cash provided by operating activities to free cash flow

	Year ended December 31,
	2025	2024
	(Unaudited)
Net operating cash flow	$87,581	$137,764
Purchase of property and equipment	(3,936)	(3,270)
Free cash flow	$83,645	$134,494

ODDITY TECH LTD.

Supplemental Financial Information

U.S. dollar in thousands

Cash, cash equivalents, and investments

	December 31,	December 31,
	2025	2024
	(Unaudited)	(Audited)
Cash and cash equivalents	$402,209	$50,340
Short-term deposits and restricted cash	70	48,007
Marketable securities	373,741	70,711
Total cash and investments	$776,020	$169,058

Net revenue by sales channel

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Online direct-to-consumer	$145,409	$116,942	$782,081	$612,179
Percent of net revenue	95%	95%	97%	95%
Other (Israel retail, marketing affiliates)	$7,317	$6,698	$27,763	$34,861
Percent of net revenue	5%	5%	3%	5%
Net Revenue	$152,726	$123,640	$809,844	$647,040

Note: ODDITY does not sell to resellers or distributors. Online direct-to-consumer revenues are generated directly by ODDITY through its online platform only (i.e., ILMAKIAGE.com, SpoiledChild.com, and METHODIQ.com). All revenue in Israel, including revenue generated in stores, online, and from beauty academies, is included in Other.